SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.129/0001-45 - NIRE 33. 3.0026819-7 Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON JANUARY 02, 2006

1. DATE, TIME AND PLACE: January 02, 2006, at 9:00 a.m., at Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, there being a quorum under the terms of the Company’s Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Approval of the substitution of the present Vice-President of Regulatory Matters and Institutional Relations, Mr. Roberto Oliveira de Lima, elected at the Meeting of the Board of Directors on August 17, 2005. Mr. Sérgio Assenço Tavares dos Santos, Brazilian, widower, engineer, holder of identity card nº 131.306 SSP/DF, enrolled with the CPF/MF under nº 059.499.471-34, residing and domiciled in Brasília – DF, business address at SCS, quadra 02, bloco C, nº 226, Edifício Telebrasília Celular, 7º andar, Brasília – DF, was ELECTED to occupy the above referred position. It is hereby documented that the officer elected herein will occupy the position until the first Meeting of the Board of Directors to be held after the 2006 Annual Shareholders Meeting, and that he declares not to have committed any of the crimes provided for by Law which might prevent him from exercising business activities.

5. CLOSING OF THE MEETING: There being nothing else to be discussed, the meeting was closed, with these minutes having been drawn-up, and after read and approved, are signed by the Directors attending the meeting and by the Secretary, and following transcribed in the proper register.

Signatures: Fernando Xavier Ferreira – Chairman of the Meeting and Chairman of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine; Luiz Kaufmann and Antonio Gonçalves de Oliveira – Directors; Carlos Manuel de L. e V. Cruz and Luis Paulo Reis Cocco – Directors represented by Mr. Shakhaf Wine; Ignácio Aller Mallo – Director represented by Mr. Felix Pablo Ivorra Cano; Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is faithful compy of the original minutes, which were drawn-up in the Register of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira

General Secretary - OAB/RS nº  45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2006

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.